Organigram to Acquire Aurora and Establish a Global Cannabis Leader

•Organigram to acquire Aurora for C$7.80 per Aurora Common Share; Aurora shareholders will have the option to receive such Consideration in cash, Organigram shares or a combination of both, subject to proration. Transaction provides Aurora shareholders with certainty of value, meaningful immediate liquidity and participation in the combined entity

•Offer represents a 93% premium to Aurora’s Unaffected Share Price on August 10, 20261 and a 21% premium to the implied value of the unsolicited Curaleaf Hostile Bid as of November 2, 20262, unanimously rejected by Aurora’s Board of Directors

•Organigram shareholders to participate alongside Aurora shareholders in a company with greater scale, enhanced supply chain certainty, global footprint and diversification

•The combined company will own and operate five EU-GMP certified production and distribution facilities and bring world-class innovation to existing and new markets to meet international demand and support global market share expansion

•This Transaction has unanimous support of both Organigram and Aurora Boards of Directors; Organigram’s and Aurora’s directors and senior officers and Organigram’s significant shareholder have each entered into voting support agreements

•More information available at www.OrganigramXAurora.com and www.VoteYesAurora.com

Toronto, ON and Edmonton, AB, November 3, 2026 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI) (“Organigram”) and Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB) (“Aurora”) today announced that they have entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which Organigram will acquire all of the issued and outstanding common shares (the “Aurora Shares”) of Aurora at a price of C$7.80 per Aurora Common Share (the “Transaction”).

The Transaction values Aurora at approximately C$561 million on a fully diluted equity value basis. The consideration represents a 93% premium to the unaffected closing share price of Aurora Shares on the TSX as of August 10, 2026, the last full trading day of Aurora prior to the announcement by Curaleaf Holdings, Inc. (“Curaleaf”) of its intention to launch a hostile takeover bid for Aurora (the “Unaffected Price”), and a 21% premium relative to the current bid value of the Curaleaf hostile offer3 (the “Hostile Bid”) as most recently amended on October 6, 2026, which was unanimously rejected by Aurora’s Board of Directors.

The Transaction provides Aurora shareholders with compelling immediate value, meaningful choice in how they receive their consideration, and the opportunity for continued participation in the future growth and value creation of the combined company.

Together, Organigram and Aurora will create a global cannabis champion with a leadership position in Canada, Europe and Australia and a growing presence across other key regions. The two Canadian-headquartered cannabis companies will boast a global platform with greater scale, broader capabilities, financial strength and international reach. Organigram’s recreational cannabis leadership, production network, R&D platform and European medical commercial operations complement Aurora’s global medical cannabis leadership, established international presence, and EU-GMP certified manufacturing capabilities. The combined company will also benefit from the support of Organigram’s cornerstone
1 The day prior to the announcement by Curaleaf of its intention to launch a hostile takeover bid for Aurora.
2 Based on the 20-day VWAP of Curaleaf shares traded on the TSX on November 2, 2026, and assuming a USD/CAD exchange rate of 1.4115, calculated as the 20-trading day average exchange rate.
3 Based on the 20-day VWAP of Curaleaf shares traded on the TSX on November 2, 2026, and assuming a USD/CAD exchange rate of 1.4115, calculated as the 20-trading day average exchange rate.

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strategic shareholder, BT DE Investments Inc., a wholly-owned indirect subsidiary of British American Tobacco (“BAT”), a global consumer goods company with demonstrable innovation, marketing and product development capabilities around the world.

“This Transaction is a defining step in Organigram’s strategy to build a disciplined, global cannabis leader,” said James Yamanaka, CEO of Organigram. “By bringing together Aurora’s established global medical cannabis platform with our Canadian operations and growing international footprint, we are creating a larger, stronger, and more diversified company. We are excited to build on our complementary operations, expertise, capital resources, and cultures to accelerate growth, meet the growing global demand, and drive long-term profitable growth.”

“Combining with Organigram will accelerate Aurora’s international growth strategy by strengthening commercial execution, expanding our product and R&D capabilities, and extending our global operating network,” said Miguel Martin, Executive Chairman and CEO of Aurora. “For Aurora’s shareholders, the Transaction is the result of a robust strategic review process and delivers compelling value today, meaningful choice in how they receive it and the opportunity to participate in the future of a leading cannabis company.”

Compelling Strategic and Financial Rationale

•Brings together highly complementary operations: Shareholders to benefit from a stronger platform resulting from the combination of Aurora’s EU-GMP certified manufacturing capacity and pharmacy and patient access network across Canada, Europe, Australia and New Zealand, and Organigram’s leading Canadian recreational brands and newly integrated Sanity Group’s European footprint.

•Synergies: In excess of C$50 million in identified synergies from cross-selling across Organigram’s and Aurora’s Canadian and international footprints, procurement scale, consolidated distribution, public company expenses, and routing international demand to the lowest-cost production asset across the combined network.

•Expands presence across world’s largest nationally regulated markets: Organigram shareholders to participate alongside Aurora shareholders in a company with greater scale, enhanced supply chain certainty and diversification. The company will have an enhanced presence across nationally legal cannabis markets, with established regulatory frameworks, licenses and infrastructure.

•Accelerates product innovation and growth opportunities: The combined company’s scale and cross-border infrastructure create a platform for shared innovation and brand building, bolstered by Organigram’s strategic shareholder, BAT, which brings demonstrated expertise across R&D, innovative product development, and global supply chain management.

•Preserves balance sheet strength: The cash component of the Consideration is fully financed and expected to be financed through cash on hand, a concurrent investment by BAT and an increase in Organigram’s existing credit facility, preserving Organigram and Aurora’s disciplined, balanced approach between efficient capital allocation and driving sustained profitable growth. The financing structure is designed to preserve balance sheet flexibility and support continued investment in the combined company’s growth priorities.

•Enhanced liquidity and capital markets profile: The acquisition will result in a larger market capitalization and increased free float. Index eligibility is expected to broaden the institutional shareholder base and support improved trading liquidity and research coverage. Greater scale, certified international supply and a diversified revenue base will make the combined entity the clear strategic counterparty in the sector for global CPG and pharmaceutical partners.
•Provides choice for Aurora shareholders: The Transaction provides Aurora shareholders with flexibility in how they receive the premium in exchange for their Aurora Shares. Aurora shareholders can choose between an attractive mix of cash or Organigram Shares, or a combination of both.

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•Creates meaningful equity participation for Aurora shareholders: Aurora shareholders are expected to hold approximately 35% pro forma economic ownership of the combined company on a fully diluted basis and 42% voting ownership, ensuring a meaningful opportunity to participate in the combined company’s future growth and value creation.

Transaction Details

Under the terms of the Arrangement Agreement, Aurora shareholders will have the option to elect to receive:

(i)C$7.80 per Aurora Share in cash (the “Cash Consideration”);
(ii)5.8626 common shares in the capital of Organigram (the “Organigram Shares”) per Aurora Share (the “Share Consideration”); or
(iii)a combined consideration of C$3.75 in cash plus 3.0431 Organigram Shares (the “Combined Consideration”), in each case per Aurora Common Share (collectively, the “Consideration”).
(iv)Aurora shareholders electing to receive the Cash Consideration or the Share Consideration will be subject to proration as set out in the Arrangement Agreement so that the aggregate consideration will include no more than 205,826,172 Organigram Shares and no more than C$253,638,772 in cash. Based on the 20-day volume-weighted average trading price of Organigram Shares on the TSX of approximately C$1.33 on November 2, 2026, the Consideration represents C$7.80 per Aurora Common Share.

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and is subject to the following approvals:

(i)At least two-thirds of the votes cast by Aurora shareholders present in person or represented by proxy at a special meeting of Aurora shareholders (the “Aurora Meeting”); and
(ii)A simple majority of the votes cast by Aurora shareholders present in person or represented by proxy at the Aurora Meeting, excluding votes from certain shareholders, as required under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The issuance of Organigram Shares pursuant to the Transaction and Private Placement (defined below) is subject to the approval by a simple majority of votes cast by Organigram shareholders at a special meeting of Organigram shareholders, excluding votes held by BAT, as required under MI 61-101 and the rules of the TSX.

Details of the Transaction and the required shareholder votes will be included in a joint information circular that Organigram and Aurora expect to mail to their respective shareholders in due course. The special meetings for Organigram shareholders and Aurora shareholders are expected to be held in December 2026.

BAT, which is entitled to cast 30% of the votes attaching to Organigram Shares, has entered into an irrevocable voting agreement agreeing to vote its Organigram Shares in favour of the Transaction and against any competing acquisition proposals. The voting agreement with BAT will not be terminable until six months following termination of the Arrangement Agreement in certain circumstances. In addition, each of the other directors and officers of each of Aurora and Organigram have entered into customary voting agreements agreeing to vote their Aurora Shares or Organigram Shares in favour of the Transaction. The voting and support agreements with directors and officers will terminate automatically upon termination of the Arrangement Agreement.

In addition to the shareholder approvals, the Transaction will be subject to regulatory approvals, as well as the approval of the Supreme Court of British Columbia. Subject to the satisfaction of such conditions, the Transaction is expected to be completed in January 2027.

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The Transaction would be structured to provide a tax-deferred rollover to eligible Canadian-resident Aurora shareholders who receive Organigram Shares, subject to applicable law and advice from their own tax advisors.

BAT Concurrent Private Placement / Financing

In connection with financing the Transaction and concurrently with the closing of the Transaction, BAT will acquire, on a private placement basis (the “Private Placement”), 141.0 million Organigram Shares at a price of C$1.33 per share for gross proceeds of £0.70926 (or C$1.33 based on the GBP/CAD exchange rate on November 2, 2026) million for total gross proceeds of £100,000,000 (or C$187.5 million based on the GBP/CAD exchange rate on November 2, 2026) (the “Private Placement Proceeds”) pursuant to the terms of a subscription agreement dated November 2, 2026 (the “Subscription Agreement”). To the extent BAT’s ownership of Organigram Shares in Organigram exceeds 30.0% of the total issued and outstanding Organigram Shares on a post-issuance basis (the “30% Threshold”), BAT would, in lieu of Organigram Shares, be issued non-voting Class A convertible preferred shares of Organigram (the “Preferred Shares”). The Private Placement Proceeds will be used to finance the cash portion of the Consideration and certain related transaction expenses of Organigram. The Preferred Shares are eligible for conversion into Organigram Shares in accordance with their terms, provided that such conversion would not result in ownership by BAT or its affiliates, associates, related parties and any joint actors exceeding 30.0% of the total issued and outstanding Organigram Shares on a post-conversion basis.

ATB Financial Senior Secured Credit Facilities

ATB Financial ("ATB") has provided a fully committed and underwritten commitment for senior secured credit facilities of up to $210 million (the "Loan Facilities"). The Loan Facilities will be established by amending and restating Organigram's existing $70 million senior secured credit agreement with ATB. ATB alone is providing the full commitment, as lead arranger and sole bookrunner. ATB's commitment is not conditional on syndication. ATB may syndicate a portion of the Loan Facilities to other lenders, who may become party to the credit agreement from time to time. ATB will also act as administrative agent for the Loan Facilities.

The Loan Facilities include:

•A $10 million senior secured revolving operating credit facility, provided by ATB;

•A $65 million senior secured revolving credit facility (the "Revolving Facility"), provided initially by ATB and, after any syndication, by such other lenders as may become party to the credit agreement from time to time. Up to $35 million of the Revolving Facility may, subject to certain conditions, be used to partially finance the acquisition of Aurora; and

•A $135 million senior secured non-revolving term credit facility (the "Term Facility"), provided initially by ATB and, after any syndication, by such other lenders as may become party to the credit agreement from time to time. The Term Facility has two tranches:

(i)"Term Tranche 1", in the amount of $20 million, which was drawn in full to finance the acquisition of Sanity Group and remains outstanding; and
(ii)"Term Tranche 2", in the amount of $115 million, which will be available on the Closing Date to partially finance the acquisition of Aurora.

The amended and restated Loan Facilities will be available on the Closing Date. Availability is subject only to a limited set of conditions precedent, customary for acquisition financings on a "certain funds" basis. These include completion of the acquisition substantially at the same time as funding, receipt of the final order approving the arrangement, receipt of the committed equity proceeds, and the accuracy of certain specified representations. The Loan Facilities will mature three years after closing and bear interest at

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ATB's applicable benchmark rates plus an applicable margin based on the ratio of net funded debt to EBITDA. The Loan Facilities will be subject to customary financial covenants, including a maximum net funded debt to EBITDA ratio and a fixed charge coverage ratio.

Superior Alternative for Aurora Shareholders to the Hostile Bid

The Transaction emerged from a robust strategic review process conducted by Aurora, under the oversight of a committee of independent directors (the “Aurora Special Committee”), advised by independent legal and financial advisors. The review process involved an extensive market check, including outreach to multiple parties, in connection with the unanimous rejection of the Hostile Bid, as detailed in the Notice of Change to Aurora’s Directors’ Circular dated October 14, 2026. The Aurora Special Committee and the Board of Directors of Aurora (the “Aurora Board”) believe that the Transaction is superior to the Hostile Bid and the best actionable path forward to maximize value for Aurora shareholders.

The Aurora Special Committee and the Aurora Board continue to reiterate that the Hostile Bid is not in the best interests of Aurora or its shareholders and unanimously recommend that shareholders REJECT the Hostile Bid by taking no action and DO NOT TENDER their Aurora Shares to the Hostile Bid. Aurora intends to file a second Notice of Change to its Directors’ Circular confirming the Aurora Board’s continued recommendation to reject the Hostile Bid and vote in favour of the Transaction (the “Second Notice of Change”), which will be made available on Aurora’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Aurora Shareholders who have already tendered their Aurora Shares to the Unsolicited Curaleaf Hostile Offer can withdraw their Aurora Shares by contacting their broker or Kingsdale Advisors by toll free phone call in North America to 1-800-749-9052, or call or text: 416-623-4172 or by email at contactus@kingsdaleadvisors.com.

Unanimous Board Approvals and Recommendations

The Transaction and the Private Placement were unanimously approved (with BAT’s nominees to the Board abstaining from the vote with respect to the Private Placement) by the Board of Directors of Organigram (the “Organigram Board”), after receiving a recommendation from the Investment Committee of the Organigram Board (the “Investment Committee”). The Investment Committee and the Organigram Board have unanimously determined that the Transaction and the Private Placement are in the best interests of Organigram.

In connection with Organigram’s review and consideration of the Transaction, BMO Capital Markets has provided an opinion to the Investment Committee and the Organigram Board to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the Consideration to be paid by Organigram pursuant to the Arrangement Agreement is fair, from a financial point of view, to Organigram.

The Transaction was unanimously approved by the Aurora Board, after receiving a unanimous recommendation from the Aurora Special Committee. The Special Committee and the Aurora Board determined that the Transaction is in the best interests of Aurora, and the Aurora Board is recommending that Aurora shareholders vote in favour of the Transaction.

In connection with Aurora’s review and consideration of the Transaction, Fort Capital and Origin Merchant Partners have each provided an opinion to the Aurora Special Committee and the Aurora Board to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the Consideration to be received by Aurora shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to such shareholders.

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A copy of the Arrangement Agreement and the joint information circular with respect to the Transaction will be filed on Organigram’s and Aurora’s respective SEDAR+ profiles and will be available for viewing at www.sedarplus.ca and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov).

Advisors and Counsel

BMO Capital Markets is serving as the financial advisor to Organigram in respect of the Transaction and has provided a fairness opinion to the Investment Committee and the Organigram Board. Goodmans LLP is serving as legal advisor to Organigram.

Fort Capital Partners is serving as financial advisor to Aurora in respect of the Transaction and has provided a fairness opinion. Origin Merchant Partners is serving as financial advisor to the Aurora Special Committee and has provided a fairness opinion. Legal counsel to the Aurora Special Committee is Torys LLP. Legal counsel to Aurora is Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Osler, Hoskin & Harcourt LLP is serving as legal counsel to BAT.

To learn more about the Organigram-Aurora Transaction, visit www.OrganigramXAurora.com and www.VoteYesAurora.com.

About Organigram

Organigram Global Inc. is listed on the NASDAQ Global Select Market and TSX. The Company's wholly owned subsidiary, Organigram Inc., is a licensed cultivator and processor. Through its acquisition of Sanity Group GmbH ("Sanity Group"), Organigram participates in the German medical cannabis market and other emerging markets within Europe. Organigram is focused on producing high-quality cannabis for adult consumers, as well as extending the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O' Buds, SHRED, Monjour, Tremblant, Collective Project, Trailblazer, BOXHOT and DEBUNK. Through its acquisition of Sanity Group, Organigram's European brands include Vayamed, avaay, ZOIKS, Endosane Pharmaceuticals, VAAY, and Grashaus Projects. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and infused pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations.

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

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Contacts

Organigram

For North American Media: Media@organigram.ca
For European Media: Euro.media@organigram.ca

For Investors:
Max Schwartz, Director of Investor Relations
investors@organigram.ca

Organigram shareholders with questions about the Transaction announced today, or who would like to stay informed, may contact Sodali & Co, Organigram’s strategic shareholder advisor and proxy solicitation agent:

•North American Toll-Free Number: 1-833-830-9806
•Outside North America, Banks, Brokers and Collect Calls: 1-289-695-3075
•Email: assistance@investor.sodali.com

Aurora

For Media:
Michelle Lefler, VP, Communications & PR
media@auroramj.com

For Investors:
ICR, Inc., Investor Relations
Aurora@icrinc.com

Aurora shareholders with questions about the Transaction announced today, Curaleaf’s Hostile Bid or who would like to stay informed may contact Kingsdale Advisors, Aurora’s strategic advisor and information agent:

•Toll-Free (within North America): 1-800-749-9052
•Call or Text: 416-623-4172
•Email: contactus@kingsdaleadvisors.com

Aurora has filed a Solicitation/Recommendation Statement on Schedule 14D-9F with the U.S. Securities and Exchange Commission (the “SEC”), which includes a Directors’ Circular, dated September 1, 2026, as amended by the Notice of Change of Aurora dated October 14, 2026. Investors are urged to read this document and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, when they become available, before making any investment decision with respect to the Hostile Bid. The Hostile Bid is made for the securities of a Canadian issuer and while the Hostile Bid is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the issuer is located in Canada, and that some or all of its officers and directors are residents of Canada.

Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Organigram’s and

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Aurora's current expectations, estimates, projections and assumptions in light of their experience and their perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance. Forward-looking statements are often, but not always, identified by such words. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the Transaction; the anticipated closing date and the anticipated benefits of the Transaction to Organigram’s and Aurora’s respective securityholders and stakeholders; the Consideration to be received by Aurora’s shareholders pursuant to the Transaction; the number of Organigram Share and Preferred Shares to be issued in respect of the Private Placement; the terms of the Private Placement; Organigram’s shareholders’ level of ownership in the combined company following closing of the Transaction; Organigram’s ability to finance the Transaction, including by way of the Private Placement and through Organigram’s existing credit facility; the anticipated operational and strategic benefits of the Transaction; the expected size, cash flow, growth and capacity of the combined company; the respective aggregate shareholdings of Organigram and Aurora shareholders in the combined company following the completion of the Transaction; the anticipated risks and results of accepting the Hostile Bid; management of the combined company; the anticipated timing and the contents of mailing the joint information circular regarding the Transaction; the anticipated timing of the special meetings of the shareholders of Aurora and Organigram.

Forward-looking statements also include, without limitation, the inherent uncertainty associated with the financial and other projections contained in this news release (including projections relating to revenue, enhanced liquidity and valuation) and the anticipated C$50 million in identified synergies resulting from the Transaction, including savings from cross-selling across Organigram’s and Aurora’s Canadian and international market, procurement scale, consolidated distribution, expenses and routing international demand across a combined company network.

These forward-looking statements are based on certain assumptions and analysis, including, among other things: the ability of the parties to satisfy the conditions to closing of the Transaction in a timely manner and substantially on the terms described in this news release; that the Transaction will be completed in the timelines and on the terms currently anticipated; that the Transaction will receive the requisite shareholder approval at the special meetings of the shareholders of Organigram and Aurora; that Organigram shareholders will vote to approve the Private Placement at the special meeting of Organigram shareholders; that a significant number of Aurora Shares are not tendered to the Hostile Bid; that all necessary court, stock exchange and regulatory approvals will be obtained on the necessary terms and in a timely manner, including all necessary regulatory approvals in Germany; that Organigram will come to terms with BAT in respect of the Private Placement; that the conditions to closing the Private Placement and receipt of funding under Organigram’s existing credit facility will be satisfied within a reasonable period of time or at all; the availability of capital to fund future capital requirements; that the combined company's future results of operations will be consistent with past performance and management expectations in relation thereto; general assumptions respecting the business and operations of both Organigram and Aurora, including that each business will continue to operate in a manner consistent with past practice; that the anticipated C$50 million in run rate cost synergies will result in savings in respect of the combined company’s future operations; prevailing regulatory, tax and environmental laws and regulations; interest rates, tax rates and foreign exchange rates; future capital and other expenditures; future operating costs; that counterparties will comply with contracts in a timely

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manner; that there are no unforeseen events preventing the performance of contracts; the amount of any future liabilities from litigation and environmental incidents; and the impact of increasing competition on the combined company.

Although Organigram and Aurora believe the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including but not limited to approval from the TSX and foreign direct investment clearance from the German Federal Ministry for Economic Affairs and Energy required to close the Transaction; the timing and outcome of any such regulatory review negatively impacting the Transaction; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; the failure to realize the anticipated benefits or $50 million in anticipated run rate cost synergies of the Transaction following closing due to integration issues or otherwise and expectations and assumptions concerning, among other things: customer demand for the combined company's products and services; interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; labour and material shortages; non-performance or default by counterparties to agreements which Organigram or one or more of its affiliates has entered into in respect of its business; the impact of competitive entities and pricing; reliance on key relationships and agreements; actions by governmental or regulatory authorities, including changes in tax laws and treatment; fluctuations in operating results; adverse general economic and market conditions in Canada, Germany and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, and overall industry activity levels; the political environment in North America and Europe, and public opinion; ability to access various sources of debt and equity capital; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Organigram 's public disclosure documents available at www.sedarplus.com, www.sec.gov and through Organigram 's website at www.organigram.ca and in Aurora's public disclosure documents available at www.sedarplus.com, www.sec.gov and through Aurora's website at www.auroramedical.com. In addition, the closing of the Transaction may not be completed, or may be delayed if the parties' respective conditions to the closing of the Transaction, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Transaction will not be completed within the anticipated time, on the terms currently proposed and disclosed in this news release or at all.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date of this news release. Neither Organigram nor Aurora undertakes any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Required Early Warning Disclosure

The Private Placement Shares will be issued directly from treasury, and accordingly, the Private Placement does not constitute a take-over bid under National Instrument 62-104 – Take-Over Bids and Issuer Bids. The Private Placement Shares are being issued in reliance on the accredited investor exemption under section 2.3 of National Instrument 45-106 – Prospectus Exemptions.

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The following table illustrates BAT’s current shareholdings in Organigram, as well as its expected shareholdings in Organigram on completion of the Private Placement and Transaction. The following figures are basic only (except where otherwise indicated) and are based on Organigram Shares issued and outstanding as of November 2, 2026. The following figures are presented and calculated in accordance with, and provided for purposes of compliance with, National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”) and Form 62-103F1 – Required Disclosure Under the Early Warning Requirements.

Holdings (% of class)	Current (November 2, 2026)	Private Placement	Pro-Forma Private Placement + Transaction **±
BAT Common Share Holdings	42,231,089 (30%)	95,397,664	143,142,947 (30%)
BAT Preferred Share Holdings	49,204,021 (100%)	45,594,817	94,798,839 (100%)
BAT Common and Preferred Share Holdings (including accretion on Preferred Shares and partially diluted to assume conversion of Preferred Shares)	94,688,693 (49%)	144,246,063	241,195,368 (42%)
**Assumes the issuance of the maximum of 205,826,172 Organigram Shares to Aurora shareholders under the Transaction and the exchange rate described above.
± Assumes the issuance of the maximum of 5,514,194 Organigram Shares to the sellers in connection with Organigram’s previously completed acquisition of Sanity Group GmbH.
BAT intends to review its investment in Organigram on a continuing basis and may, subject to the terms of the Second A&R Investor Rights Agreement and the Amendment to the Second A&R Investor Rights Agreement (each as defined below), and depending upon a number of factors, including market and other conditions, increase or decrease its beneficial ownership, control, direction or economic exposure over securities of Organigram, through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise.

Unless otherwise consented to in writing by BAT in advance, Organigram is required to use the proceeds from the Private Placement for the sole purpose of (a) funding a portion of the aggregate Cash Consideration and other amounts payable by Organigram under the Arrangement Agreement and (b) paying transaction expenses in connection with the Private Placement and the Transaction.

Pursuant to the second amended and restated investor rights agreement entered into on April 15, 2026, between BAT and Organigram (the “Second A&R Investor Rights Agreement”), BAT has the right to nominate up to 30% of the Organigram Board, subject to BAT maintaining certain share ownership thresholds. BAT is entitled, subject to the terms and conditions of its nomination rights, to replace its nominee directors from time to time. In addition, BAT has certain governance rights, so long as it maintains certain share ownership thresholds, including pre-emptive rights, top-up rights and customary registration rights. BAT is permitted to engage with the Organigram Board regarding Organigram’s business and prospects.

On closing of the Private Placement, Organigram and BAT intend to enter into an amendment to the Second A&R Investor Rights Agreement (the “Amendment to the Second A&R Investor Rights Agreement”) to amend certain provisions of the Second A&R Investor Rights Agreement in order to, among other things, clarify the terms of BAT’s pre-emptive and top-up rights. The terms of the Amendment to the Second A&R Investor Rights Agreement will be negotiated between Organigram and BAT prior to the concurrent closing of the Private Placement and the Transaction.

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The foregoing is a summary only and is qualified in its entirety by reference to the full text of the Subscription Agreement and the Arrangement Agreement, each of which will be filed under Organigram’s profile on SEDAR+ at www.sedarplus.ca.

Organigram is a corporation existing under the laws of Canada with its head office at 145 King Street West, Suite 1400, Toronto, Ontario, Canada, M5H 1J8. BAT is a corporation incorporated under the laws of Delaware and is a wholly-owned indirect subsidiary of British American Tobacco p.l.c. (LSE: BATS and NYSE: BTI). The address of BAT is 103 Foulk Road, Suite 111, Wilmington, Delaware, 19803.

This press release is being issued, in part, pursuant to NI 62-103, which requires an early warning report to be filed under Organigram’s profile on SEDAR+ at www.sedarplus.ca containing additional information respecting the foregoing matters. You may also contact BAT’s media centre at +44 (0) 20 7845 2888, Victoria Buxton at +44 (0) 20 7845 2012 or Amy Chamberlain at +44 (0) 20 7845 1124 to obtain a copy of the early warning report once filed.

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